Exhibit 99.1

838 — 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	August 21, 2019

PLATINUM GROUP METALS CLOSES US$10.4 MILLION BOUGHT DEAL FINANCING, US$9.2 AND US$10 MILLION PRIVATE PLACEMENT FINANCINGS, ESTABLISHES A US$ 20 MILLION 2-3 YEAR CREDIT FACILITY AND REPAYS EXISTING US$43 MILLION CREDIT FACILITY

Vancouver, B.C. (August 21, 2019) — Platinum Group Metals Ltd. (PTM-TSX, PLG-NYSE American) (the “Company” or “Platinum Group Metals”) announces the closing of its previously announced bought deal financing with BMO Capital Markets in the United States, under which the Company sold 8,326,957 common shares of the Company (the “Offered Shares”) at a price of US$1.25 per Offered Share for gross proceeds of approximately US$10.4 million (the “Public Offering”). In addition, the Company closed the sale of 7,575,758 common shares of the Company to Liberty Metals & Mining Holdings, LLC (“LMM”) at a price of US$1.32 per share for gross proceeds of US$10.0 million (the “LMM Private Placement”) and the sale of 6,940,000 common shares of the Company to Deepkloof Limited, a subsidiary of Hosken Consolidated Investments Limited at a price of US$1.32 per share for gross proceeds of approximately US$9.2 million (the “Deepkloof Private Placement” and, together with the LMM Private Placement, the “Private Placements”).

The Company used a portion of the proceeds of the Public Offering and the Private Placements, together with a US$20.0 million advance under its new credit agreement with Sprott Private Resource Lending II (Collector), LP, and the other lenders party thereto, to repay its secured loan facility with LMM in full.  The Company intends to use the remaining net proceeds for working capital and general corporate purposes.

For the purposes of approval by the Toronto Stock Exchange (the “TSX”), the Company has relied on the exemption in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the NYSE American.

The Public Offering was conducted pursuant to the Company’s effective shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission.  A copy of the prospectus supplement and base shelf prospectus relating to the Public Offering in the United States may be obtained by calling toll-free 1-800-414-3627.

The Registration Statement and the prospectus supplement relating to the Public Offering do not qualify in any of the provinces or territories of Canada the distribution of the Offered Shares.  No Offered Shares may be offered or sold, directly or indirectly, in Canada or to any resident in Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. Platinum Group is listed on the NYSE American Exchange (PLG:NYSE.A) and the Toronto Stock Exchange (PTM:TSX). Waterberg was discovered by Platinum Group Metals and is being jointly developed with Impala Platinum Holdings Limited, the Japan Oil, Gas and Metals National Corporation (JOGMEC) and Hanwa Co. Ltd. The Company recently founded Lion Battery Technologies in partnership with Anglo American Platinum to support the use of palladium and platinum in lithium battery applications.

For further information, please contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds from the Public Offering, Private Placements and advance under the new credit agreement and the development of the Waterberg Project. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s ability to comply with the terms of its indebtedness; cash flow and going concern risks; risks related to the Waterberg definitive feasibility study; risks of delays in the development of the Waterberg Project; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices;

other prices and costs; currency exchange rates; any disagreements with other shareholders of the Company’s subsidiaries; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; the Company’s ability to regain compliance with NYSE American continued listing standards; and other risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.